Mail Stop 6010


      November 29, 2005


Mr.  David D. Harrison
Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, Minnesota  55416

	Re:	Pentair, Inc.
      Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarter Ended March 31, 2005, June 30, 2005, and
     September 30, 2005
      File No. 000-04689

Dear Mr. Harrison:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
 Form 10-K for the Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

-Results of Operations, page 17

-Selling, General, and Administrative, page 19

1. You state that your selling, general and administrative
expenses
increased as a percent of sales in 2004 from 2003 partially as a result of higher rebates. Your revenue recognition policy on page 39 states that you record estimated pricing and sales incentives, including volume-based rebates, as a reduction in revenue at the time of the sale. Please clarify for us your disclosure on page 19 that higher rebates caused part of the increase in SG&A expense as a percent of sales. Please confirm to us that your practice with respect to these rebates is consistent with your revenue recognition policy disclosures. If not, please tell us why you believe your accounting complies with paragraphs 9(a) and 9(b) of EITF 01-09.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Michele Gohlke, Branch Chief at (202) 551-3327 or me at
(202)
551-3643 if you have questions regarding these comments.


      							Sincerely,



								Kevin Vaughn
								Reviewing Accountant


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Mr. David D. Harrison
Pentair, Inc.
November 29, 2005
Page 3